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SECURI 09058694 SION

SEC Mail Processing Section
FEB 27 2009
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 3774

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 26, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wiley Bros. - Aintree Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
40 Burton Hills Blvd., Suite 350
(No. and Street)

Nashville	Tennessee	37215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa P. James (615) 255-6431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Baker Group, P.C.
(Name – *if individual, state last, first, middle name*)

1504 17th Avenue South	Nashville	Tennessee	37212
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa P. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wiley Bros. - Aintree Capital, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA T. SAMOL STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

Lisa P. James
Signature

Financial Principal
Title

Angela T. Samol
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	PAGE
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Schedule 1	10
Schedule 2	11
Schedule 3	12
Schedule 4	13
Independent Auditor's Report on Internal Accounting Control	14-15

THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Wiley Bros. – Aintree Capital, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Wiley Bros. – Aintree Capital, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the eight months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wiley Bros. – Aintree Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the eight months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Baker Group, P.C.

February 6, 2009

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$1,068,638
Receivable from brokers and dealers	1,064,919
Market value of securities owned	1,767,777
Furniture, fixtures and equipment, at cost (net of accumulated depreciation of $1,032,960)	184,895
Other assets	968,396
	$5,054,625

LIABILITIES AND MEMBERS' EQUITY

Note payable - secured	$ 925,854
Securities sold short	0
Accrued taxes and other liabilities	1,736,753
Members' equity	2,392,018
	$5,054,625

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF INCOME

FOR THE EIGHT MONTHS ENDED DECEMBER 31, 2008

Revenues	
Commissions and fees	$ 5,065,944
Gains on securities trading accounts	3,749,703
Other income from the securities business	1,623,080
	10,438,727
Expenses	
Employee compensation and benefits	7,304,116
Members' compensation	274,107
Commission and clearance paid to brokers	456,608
Interest expense	184,831
Regulatory fees and expenses	24,125
General and administrative expenses	2,264,965
	10,508,752
Net Income (Loss)	$ (70,025)

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE EIGHT MONTHS ENDED DECEMBER 31, 2008

Beginning Members' Equity	$3,116,424
Members Contributions	70,000
Members' Drawings	(724,381)
Net Income (Loss)	(70,025)
Ending Members' Equity	$2,392,018

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE EIGHT MONTHS ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities	
Net income (Loss)	$ (70,025)
Adjustments to reconcile net income to net cash provided by operations	
Depreciation and amortization	53,001
(Increase) Decrease in:	
Receivable from brokers and dealers	(259,131)
Market value of securities owned	2,912,375
Other assets	(530,633)
Increase (Decrease) in:	
Note payable	(2,829,528)
Securities sold short	(10,050)
Accrued taxes and other liabilities	(247,167)
Net cash used by operating activities	(981,158)
Cash Flows from Investing Activities	
Purchase of equipment	(65,149)
Net cash used by investing activities	(65,149)
Cash Flows from Financing Activities	
Contributions from members	70,000
Distributions to members	(724,381)
Net cash used by financing activities	(654,381)
Net increase (decrease) in cash	(1,700,688)
Cash at beginning of period	2,769,326
Cash at end of period	$ 1,068,638
Supplemental Disclosures	
Interest Expense Paid	$ 159,975
Taxes paid	$ 10,130

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

This Tennessee Limited Liability Company (LLC) received a substantial members' capital contribution on May 1, 1996, and began operations as a broker-dealer on the same date. One of the founding members was Wiley Bros., Inc. which contributed a substantial part of the starting capital, and prior to May 1 had operated as a broker-dealer. After making their capital contribution, Wiley Bros., Inc. ceased operations as a broker-dealer and transferred their license to the new entity. As a Limited Liability Company, the members' liability is limited.

Reporting Period

The Limited Liability Company's current reporting period ended on December 31, 2008. The LLC is taxed as a partnership under the Internal Revenue Code. Under Treas. Reg. Sec 1.706 -1(b)(2)(i) the partnership is required to change its year-end to match the year-end of its members holding a majority ownership. During the current period members ownership with a calendar year grew to hold over 50% of the LLC capital, therefore the LLC changed its year-end to match the year-end of the majority of its members. The current period of eight months represents the transition period from an April closing to a December closing.

Revenue Recognition

Security transactions are recorded in the accounts on a trade-date basis. Marketable securities at December 31, 2008 are valued at market values.

Property and Depreciation

Office equipment and leasehold improvements are carried at cost and are depreciated using accelerated and straight-line methods over their estimated useful lives.

Retirement Plan

The Company maintains a qualified retirement plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $242,082 for the current period.

Income Taxes

Federal income taxes are not payable by the Limited Liability Company, or provided for in this financial statement. The Limited Liability Company members are taxed individually on their share of the Limited Liability Company's earnings. State income taxes have been accrued in the amount of $0.00.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Member Allocation
The members have an agreement as to the allocation of net earnings and distributions subject to extensive provisions as agreed to by the members.

Other Assets
Other assets consist of employee advances and loans, investment in other limited liability companies, and other receivables.

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At December 31, 2008, the Company's net capital of $1,102,372 was $852,372 in excess of the minimum requirement of $250,000.

NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

Computer and equipment	$ 554,189
Office furniture and fixtures	421,023
Leasehold improvements	242,643
	1,217,855
Less: Accumulated depreciation	(1,032,960)
	$ 184,895
Depreciation and Amortization Expense	$53,001

NOTE 5 - RELATED PARTY TRANSACTIONS

At December 31, 2008 amounts due from related parties, which were included in Other Assets, was $44,759.

NOTE 6 - LEASE COMMITMENTS

The Company is the lessor of office space under an operating lease agreement that extends for several years. The total rental for office space was $216,526 for the current period.

The total minimum payments required under the office space lease are as follows:

2009 -	$287,763
2010 -	293,193
2011 -	248,852
	$829,808

The Company leases equipment and furniture under operating leases. The total rental for equipment and furniture leases was $29,042 for the current period.

The total minimum payments required under the equipment and furniture leases are as follows:

2009 -	$50,597
2010 -	33,141
2011 -	11,993
	$95,731

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 8 – NOTE PAYABLE – SECURED

The Company has a secured bank line of credit used to finance inventory purchases. The loan is renewed annually and has a variable interest rate that was 4.40% at December 31, 2008.

NOTE 9 - ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $26,938 for the period ended December 31, 2008.

NOTE 10 – CONTINGENT LIABILITIES

At February 6, 2009, there were lawsuits and claims pending against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from such lawsuits and claims will not materially affect the financial position of the Company.

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC

AS OF DECEMBER 31, 2008

Total members' equity from Statement of Financial Condition		$2,392,018
Total members' equity qualified for net capital		2,392,018
Deductions and/or charges		
A. Non-allowable assets		
Furniture, equipment & fixtures	$184,895	
Other assets	943,089	
Total non-allowable assets		1,127,984
D. Other deductions and/or charges		57,125
Total deductions and/or charges		1,185,109
Net capital before haircuts		1,206,909
Haircuts on securities		
Debt securities	104,537	
Total haircuts on securities		104,537
NET CAPITAL		$1,102,372

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE 2

Reconciliation of Broker's Computation of Net Capital To Auditor's Computation of Net Capital Under Rule 15c3-1

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$2,909,161	$(517,143) (1)	$2,392,018
3. Total	2,909,161	(517,143)	2,392,018
5. Total capital	2,909,161	(517,143)	2,392,018
6. A. Non-allowable assets	695,499	432,485 (2)	1,127,984
D. Other deductions and/or charges	57,125		57,125
Total deductions	752,624	432,485	1,185,109
8. Net capital before haircuts	2,156,537	(949,628)	1,206,909
9. Haircuts on securities: Total haircuts	104,537		104,537
10. Net capital	$2,052,000	$(949,628)	$1,102,372

(1) Accrual of claim pending against company	$(448,500)
Accrual of additional expenses	(5,745)
Other assets expensed	(39,453)
Miscellaneous audit adjustments	(19)
Adjustments to depreciation expense	(23,426)
	$(517,143)
(2) Increase in other assets	$ 390,762
Increase in fixed assets	41,723
	$ 432,485

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE 3

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2008

Minimum net capital required	$ 115,784
Minimum dollar net capital requirement of reporting broker	$ 250,000
Net capital requirements	$ 250,000
Excess net capital	$ 852,372

COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

Accrued taxes and other liabilities	$1,736,753
Aggregate Indebtedness	$1,736,753

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$1,736,753	
Net capital	$1,102,372	157.55%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE EIGHT MONTHS ENDED DECEMBER 31, 2008

Beginning Balance	$0.00
Additions	0.00
Deductions	0.00
Ending Balance	$0.00

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE 4

COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC

FOR THE EIGHT MONTHS ENDED DECEMBER 31, 2008

Wiley Bros. - Aintree Capital, LLC did not carry any margin accounts, maintained no securities on hand, promptly transmitted all customer funds and did not otherwise hold funds or securities for, or owe money or securities to, customers, thereby meeting the conditions of Rule 15c3-3(k)(2)(ii) exempting it from the requirements of Customer Protection Rule 15c3-3.

THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from
SEC Rule 15c 3-3**

Wiley Bros. – Aintree Capital, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Wiley Bros. – Aintree Capital, LLC (the Company), as of and for the eight months then ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the partnership members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Baker Group, P.C.

February 6, 2009

FINANCIAL STATEMENTS

WILEY BROS. - AINTREE CAPITAL, LLC

DECEMBER 31, 2008